NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES
ANY FAILURE TO COMPLY WITH THIS RESTRICTION
MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

NORSKE SKOGINDUSTRIER ASA ANNOUNCES $192
MILLION SECONDARY OFFERING OF SHARES OF
CATALYST PAPER CORPORATION

VANCOUVER, January 30, 2006 – Catalyst Paper Corporation (TSX: CTL) announced today that Norske Skogindustrier ASA (Oslo SE: NSG) (“Norske Skog”) has entered into an agreement with UBS Securities Canada Inc. for an underwritten secondary offering, on a bought deal basis, of all of the 63,035,942 common shares of Catalyst that Norske Skog owns. This common share offering was priced at $3.05 per share for gross proceeds of $192 million.

Catalyst will not receive any proceeds from this offering. Following the offering, Norske Skog will no longer own any shares of Catalyst.

In compliance with Canadian securities law requirements, Catalyst is a party to a letter agreement with Norske Skog and the underwriter and has agreed to file a preliminary short form prospectus with the securities regulatory authorities in each of the provinces of Canada in connection with the proposed public offering. The transaction is scheduled to close on or about February 16, 2006 and is subject to certain conditions including the issuance of a receipt for a final short form prospectus by the Canadian securities regulatory authorities.

The Catalyst shares have not been registered under the United States Securities Act of 1933 and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of that Act.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Catalyst shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Catalyst Paper Corporation

Catalyst is a leading producer of mechanical printing papers in North America. The company also produces de-inked and market Kraft pulp. With five mills employing 3,800 people at sites within a 160 kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.5 million tonnes of product. Catalyst Paper Corporation common shares trade on the Toronto Stock Exchange under the ticker symbol CTL. The company is headquartered in Vancouver, B.C.

About Norske Skogindustrier ASA

Norske Skog is the world’s third largest producer of mechanical printing paper. Headquartered in Oslo, Norway, the company operates 19 paper mills in Europe, South America, Australasia and Asia. After divestment of the shares in Catalyst Paper, Norske Skog has a consolidated capacity of 6.7 million tonnes. Norske Skog’s shares trade on Oslo Stock Exchange under the ticker symbol NSG.

For further information: Lyn Brown, Vice-President, Corporate Affairs, Catalyst Paper Corporation (604) 654-4212